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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **December, 2006**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No   X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date:___December 29, 2006_____	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (05-06)

NOTICE TO SHAREHOLDERS
FOR THE THREE AND NINE MONTHS
ENDED OCTOBER 31, 2006

ROYAL STANDARD MINERALS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Royal Standard Minerals Inc. have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles consistently applied. The most significant of these accounting principles have been set out in the January 31, 2006 audited consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditor involvement

The independent auditor of Royal Standard Minerals Inc. has not performed a review of the unaudited consolidated financial statements for the three and nine months ended October 31, 2006 and October 31, 2005.

ROYAL STANDARD MINERALS INC.
CONSOLIDATED BALANCE SHEETS (PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

(Unaudited)	October 31, 2006	January 31, 2006
ASSETS		
Current		
Cash and cash equivalents	$ 10,716,568	$ 795,095
Short-term investments (market value $446,624; 2006 - $436,378)	443,120	436,378
Marketable securities	529,244	86,124
Receivables and prepaids	75,239	1,261
Due from related parties	126,342	126,342
	11,890,513	1,445,200
Reclamation bond	131,767	131,767
Exploration properties (Note 3)	6,075,718	3,810,519
Equipment, net of accumulated amortization	2,295,909	1,258,994
	$ 20,393,907	$ 6,646,480
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 150,497	$ 221,733
Asset retirement obligation	131,767	131,767
	282,264	353,500
SHAREHOLDERS' EQUITY		
Capital stock (Note 4)	21,601,279	11,832,670
Shares to be issued	-	119,325
Warrants (Note 6)	7,340,039	1,440,009
Contributed surplus	6,395,343	2,364,866
Deficit	(15,225,018)	(9,463,890)
	20,111,643	6,292,980
	$ 20,393,907	$ 6,646,480

ROYAL STANDARD MINERALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (PREPARED BY MANAGEMENT)
(UNAUDITED)
(Expressed in United States Dollars)

	Three Months Ended October 31,		Nine Months Ended October 31,	
	2006	2005	2006	2005
EXPENSES AND INTEREST INCOME				
General and administrative	$ 106,167	$ 65,297	$ 268,718	$ 151,999
Consulting fees	373,914	97,692	1,247,254	225,845
Amortization	140,870	7,737	403,575	18,411
Foreign exchange gain	(175,292)	(139,016)	(118,670)	(151,828)
Stock option compensation (Note 5)	122,233	-	4,208,632	427,806
Interest income	(108,438)	-	(248,381)	-
Write-off of exploration properties	-	336,932	-	336,932
	459,454	368,642	5,761,128	1,009,165
NET LOSS FOR THE PERIOD	(459,454)	(368,642)	(5,761,128)	(1,009,165)
DEFICIT, BEGINNING OF PERIOD	(14,765,564)	(8,499,670)	(9,463,890)	(7,859,147)
DEFICIT, END OF PERIOD	$(15,225,018)	$ (8,868,312)	$(15,225,018)	$ (8,868,312)
Basic and diluted loss per share (Note 7)	$ 0.01	$ 0.01	$ 0.08	$ 0.02
Weighted average number of shares outstanding	78,249,738	56,306,856	72,216,481	52,747,036

ROYAL STANDARD MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)
(UNAUDITED)

	Three Months Ended October 31,		Nine Months Ended October 31,	
	2006	2005	2006	2005
OPERATING ACTIVITIES				
Net loss for the period	$ (459,454)	$ (368,642)	$ (5,761,128)	$ (1,009,165)
Add back:				
Amortization	140,870	7,737	403,575	18,411
Stock option compensation (Note 5)	122,233	-	4,208,632	427,806
Write-off of exploration properties	-	336,932	-	336,932
Changes in non-cash working capital:				
Receivables and prepaids	(41,678)	75,022	(73,978)	48,499
Accounts payable and accrued liabilities	(59,231)	(8,886)	(71,236)	(54,561)
	(297,260)	42,163	(1,294,135)	(232,078)
FINANCING ACTIVITIES				
Issuance of common shares, net of share issue costs	22,860	282,004	15,371,159	3,596,770
INVESTING ACTIVITIES				
Short-term investments	6,604	-	(6,742)	-
Marketable securities	(1,589)	-	(443,120)	-
Exploration properties	(922,993)	(768,111)	(2,265,199)	(2,131,632)
Purchase of equipment	(220,585)	(27,118)	(1,440,490)	(97,910)
	(1,138,563)	(795,229)	(4,155,551)	(2,229,542)
Change in cash and cash equivalents	(1,412,963)	(471,062)	9,921,473	1,135,150
Cash and cash equivalents, beginning of period	12,129,531	1,998,909	795,095	392,697
Cash and cash equivalents, end of period	$ 10,716,568	$ 1,527,847	$ 10,716,568	$ 1,527,847

ROYAL STANDARD MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
THREE AND NINE MONTHS ENDED OCTOBER 31, 2006
(Expressed in United States Dollars)
(UNAUDITED)

1.   The Company and operations

Royal Standard Minerals Inc. (the "Company" or "Royal") is a publicly held company, engaged in the acquisition, exploration and development of gold and silver resource properties. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The unaudited consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian Generally Accepted Accounting Principles for complete consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended October 31, 2006 may not necessarily be indicative of the results that may be expected for the year ending January 31, 2007.

The consolidated balance sheet at January 31, 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian Generally Accepted Accounting Principles for complete consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual consolidated financial statements for the year ended January 31, 2006. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended January 31, 2006.

2.   New accounting pronouncements

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual consolidated financial statements for the Company's reporting periods beginning February 1, 2007.

3.   Exploration properties

	January 31, 2006	Additions (1)	October 31, 2006
Gold Wedge Project	$ 2,636,862	$ 1,996,306	$ 4,633,168
Como Project	108,050	-	108,050
Railroad Project	175,670	-	175,670
Pinon Project (2)	762,285	268,893	1,031,178
Fondaway Project	127,652	-	127,652
	$ 3,810,519	$ 2,265,199	$ 6,075,718

(1) Refer to the Statement of Exploration Expenditures as of October 31, 2006 for a breakdown of material costs.

(2) During the year, the Company acquired an additional property near the proposed Pinon minesite through a mining lease agreement. The Darkstar gold property is located less than 2 miles from the Pinon deposit.

ROYAL STANDARD MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
THREE AND NINE MONTHS ENDED OCTOBER 31, 2006
(Expressed in United States Dollars)
(UNAUDITED)

4. Capital Stock

Authorized
Unlimited number of common shares

| | October 31, 2006 | |
ISSUED	Shares	Amount
Balance, beginning of period	57,822,578	$ 11,832,670
Private placement (1)	12,975,967	13,286,762
Private placement - warrant valuation (1)	-	(6,643,382)
Shares issued on stock option exercise	1,250,000	331,831
Stock option exercise - valuation	-	178,155
Shares issued on warrant exercise	6,216,730	2,755,710
Warrant exercise - valuation	-	738,703
Cost of issue	-	(879,170)
Balance, end of period	78,265,275	$ 21,601,279

(1) On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008.

The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 638%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $6,643,382 ($7,461,182 CDN).

5. Stock Options

The following table reflects the continuity of stock options:

	NUMBER OF STOCK OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE $ (CDN)
Balance, January 31, 2006	5,670,000	0.33
Granted (1)(2)	3,423,500	1.38
Cancelled	(17,000)	(1.44)
Exercised	(1,250,000)	(0.30)
Balance, October 31, 2006	7,826,500	0.79

(1) On May 2, 2006 the Company granted 3,140,000 common share stock options to certain directors and a consultant. The options are exercisable at $1.44 CDN for a period of 5 years. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 859%, risk-free interest rate of 4.36% and an expected life of 5 years. The value assigned to the options is $4,086,399 ($4,521,600 CDN).

(2) On October 13, 2006, the Company granted options to purchase 283,500 common shares of the Company to directors and a consultant. The options are exercisable at $0.75 and expire on October 12, 2011. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 77%, risk-free interest rate of 4.05% and an expected life of 5 years. The value assigned to the options is $122,233 ($138,065 CDN).

(Expressed in United States Dollars)

5. Stock Options (continued)

The following table reflects the stock options outstanding as at October 31, 2006:

Expiry Date	Exercise Price CDN ($)	Options Outstanding	Black-Scholes Value ($)
April 25, 2007	0.26	960,000	-
May 13, 2007	0.40	555,000	-
December 12, 2008	0.265	220,000	40,340
May 4, 2009	0.36	675,000	127,386
April 13, 2010	0.39	800,000	238,022
May 16, 2010	0.29	1,080,000	232,098
January 20, 2011	0.87	130,000	90,731
May 2, 2011	1.44	3,123,000	4,064,275
October 12, 2011	0.75	283,500	122,233
Cancelled options		-	22,124
		7,826,500	4,937,209

The following table reflects the continuity of contributed surplus:

	Amount
Balance, January 31, 2006	$ 2,364,866
Options granted	4,208,632
Options exercised	(178,155)
Balance, October 31, 2006	$ 6,395,343

6. Warrants

The following table reflects the share purchase warrants and agent warrants currently outstanding and their corresponding fair values:

Expiry	Price ($) CDN	Number	Value ($)
March 31, 2007	0.50	4,079,287	583,429
April 26, 2007	0.50	136,500	18,961
April 29, 2007	0.50	25,000	3,436
May 5, 2007	0.50	485,500	90,831
April 26, 2008	1.75	6,487,984	6,643,382
		11,214,271	7,340,039

7. Basic and diluted loss per share

    Basic loss per share has been determined by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share is the same as basic loss per share. The Company's stock options and warrants were not included in the diluted loss per share calculation because it would have had an anti-dilutive effect.

8. Income taxes

    The estimated taxable income for the period ended is $nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that Royal will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

    Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

    The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

    For further information on Royal's actual losses for tax purposes, refer to the January 31, 2006 audited consolidated financial statements.

9. Related party transaction

    Consulting fees include a bonus of $170,000 (October 31, 2005 - $nil) paid to a current director and officer of the Company.

    This transaction was in the normal course of operations and was measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10. Lawsuit

    On September 25, 2006, Royal filed a lawsuit in the British Columbia Supreme Court in Vancouver, British Columbia against Luke Norman ("Norman") and Timothy Master ("Master").

    The complaint alleges that while employed by Royal and thereafter, contrary to their duties to Royal, Norman and Master participated in a pattern of behaviour which included the dissemination of misleading or incorrect information, interference with corporate operations, communications with shareholders without proper authority, soliciting votes from shareholders contrary to securities law, conspiring against management in an attempt to impair the business of Royal, uttering threats and defamatory and/or slanderous words against Royal and its management, and damaging the name and reputation of Royal. The complaint also alleges violations of the British Columbia Business Corporations Act and the Securities Act.

    Royal seeks injunctive relief restraining Norman and Master from further communicating the alleged slander and misinformation regarding Royal. In addition to the injunctive relief, Royal seeks to recover damages for conspiracy to injure, defamation, slander, and special damages for breach of fiduciary duty.

    Royal has received documents purporting to constitute a requisition from a group of shareholders of Royal (the "Dissident Group") alleging that they hold more than 10% of the Company's shares. The documents received requested that a shareholders' meeting be called to consider the removal and replacement of the existing board of directors of Royal.

10. Lawsuit (continued)

The board of directors of Royal has reviewed these documents with the benefit of outside advice and has serious concerns with respect to whether such documents constitute a valid requisition under the New Brunswick Business Corporations Act.

While reserving all of its rights in this regard, the board of directors of Royal has called a meeting of shareholders in response to the purported requisition received from the Dissident Group at which the constitution of Royal's board of directors will be considered. The meeting will take place on May 29, 2007 in Saint John, New Brunswick (as required by law absent the approval of all shareholders). The board of directors of Royal (including all of its independent members) has concluded in the exercise of its business judgment that, for a number of reasons, this meeting date is in the best interests of Royal.

In reaching this conclusion, the board of directors considered, among other things, the fact that persons apparently associated with the Dissident Group recently sought the election of a board nominee in advance of the June 2006 shareholders' meeting. Although Royal acceded to this request, the new board member withdrew his name and declined to take the board position after his election, leaving a vacancy of one director, which has since been filled. .

On October 27, 2006, Royal commenced a legal proceeding in the United States District Court – Central District of California against the members of the Dissident Group alleging violations of U.S. securities laws.

In November 2006 Mr. Norman filed a counter complaint against Royal Standard Minerals Inc. without specifying damages. In the opinion of management this complaint is without merit.

ROYAL STANDARD MINERALS INC.
STATEMENT OF EXPLORATION EXPENDITURES (PREPARED BY MANAGEMENT)
THREE AND NINE MONTHS ENDED OCTOBER 31, 2006
(Expressed in United States Dollars)
(UNAUDITED)

Mineral Property Additions During the Period

	Three Months Ended October 31,		Nine Months Ended October 31,	
	2006	2005	2006	2005
Gold Wedge Project				
Drilling, assays and related field work for mine development	$ 599,377	$ 700,114	$ 1,504,343	$ 1,928,253
Project administration and general	32,482	-	257,906	-
Property acquisition and holding costs	105,573	-	234,057	-
	$ 737,432	$ 700,114	$ 1,996,306	$ 1,928,253
Como Project				
Project administration, permits and general	$ -	$ 7,896	$ -	$ 22,154
Manhattan Project				
Project administration, permits and general	$ -	$ 51	$ -	$ 1,458
Pinon Project				
Project administration, permits and general	$ 30,269	$ 3,454	$ 104,427	$ 19,118
Property acquisition and holding costs	155,292	1,373	164,466	39,168
	$ 185,561	$ 4,827	$ 268,893	$ 58,286
Fondaway Project				
Property acquisition and holding costs	$ -	$ -	$ -	$ 31,125
Other				
Drilling, assays and related field work	$ -	$ 55,223	$ -	$ 90,356
Total additions	$ 922,993	$ 768,111	$ 2,265,199	$ 2,131,632